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RECEIVED MAR 01 2006

SEC FILE
8- 42245

ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHTON CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10145 PACIFIC HEIGHTS BOULEVARD

(No. and Street)

SAN DIEGO	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN A. SHAVE 619-574-6300

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

(Name - if *individual, state last, first, middle name)*

200 HADDONFIELD BERLIN RD STE 402	GIBBSBORO	NJ	08026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

1, KATHLEEN A. SHAVE , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHTON CAPITAL MANAGEMENT, INC. , as of DECEMBER 31 ,20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen A. Shave
Signature

PRESIDENT
Title

APPW 2-28-06
Annika H. White see attached
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital,
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
☐ (i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
☐ (in) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ________________
2 ________________
3 ________________
4 ________________
5 ________________
6 ________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of February (Month), 2006 (Year), by

(1) Kathleen A. Shave (Name of Signer),

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________ (Name of Signer),

☐ ~~Personally known to me~~
☐ ~~Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Annika N. White
Signature of Notary Public

ANNIKA N. WHITE
Commission # 1536087
Notary Public - California
San Diego County
My Comm. Expires Dec 18, 2008

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Ashton Capital Mngmt., Inc. Financial Statements

Document Date: 12-31-2005 Number of Pages: ________

Signer(s) Other Than Named Above: ________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ashton Capital Management, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Ashton Capital Management, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Capital Management, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 3, 2006

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

ASSETS	
Cash	$ 6,690
Commissions receivable	6,547
Due from broker	20,945
Deferred income tax asset	22,200
TOTAL ASSETS	$ 56,382

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 12,151
Total liabilities	12,151
COMMITMENTS AND CONTINGENCY	
STOCKHOLDERS' EQUITY	
Common stock, no stated value - 100,000 shares authorized; 1,000 shares issued and outstanding	6,000
Additional paid-in capital	164,300
Accumulated deficit	(126,069)
Total stockholders' equity	44,231
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 56,382

The accompanying notes are an integral part of these financial statements.

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commissions	$ 248,912
Due Diligence/Marketing	21,920
Interest income	785
TOTAL REVENUES	271,617
EXPENSES	
Commissions	191,424
Clearing and related costs	501
Office	874
Employee Compensation	15,392
Insurance	3,010
Rent	4,500
Professional fees	55,092
Amortization & depreciation	2,500
Bad debt expense	3,300
Other	6,188
TOTAL EXPENSES	282,781
NET LOSS	$ (11,164)

The accompanying notes are an integral part of these financial statements.

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2005	1,000	$ 6,000	$ 164,300	$(114,905)	$ 55,395
Net loss	-	-	-	(11,164)	(11,164)
Balances, December 31, 2005	1,000	$ 6,000	$ 164,300	$(126,069)	$ 44,231

The accompanying notes are an integral part of these financial statements.

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (11,164)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	2,500
Impairment of marketable security	3,300
Changes in assets and liabilities:	
Due from broker	16,963
Commissions receivable	(20,483)
Accounts payable	(3,416)
Total adjustments	(1,136)
Net cash (used in) operating activities	(12,300)
NET DECREASE IN CASH	(12,300)
CASH - BEGINNING OF YEAR	18,990
CASH - END OF YEAR	$ 6,690

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Ashton Capital Management, Inc. ("Company") is a California corporation, incorporated November 30, 1999, registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $20,000 of its cash per the clearing agreement with RBC Dain Rauscher. (See Note 5)

NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company has regulatory net capital of $22,031 and a minimum regulatory net capital requirement of $5,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4. RELATED PARTIES

The Company's activities are conducted at a facility of a related company. The Company has not been charged for the use of the facility.

NOTE 5. DUE FROM BROKER

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2005 the balance owed by the clearing organization was $20,945. The Company has not established an allowance as it anticipates collection of the entire receivable.

NOTE 6. INCOME TAXES

The Company has a net operating loss of $11,164 and prior year net operating losses of approximately $115,000 that are available for up to twenty years to offset future taxable income. The tax benefit of these losses is shown as a deferred income tax asset in the financial statements.

NOTE 7. ACCOUNTS PAYABLE

The accounts payable are comprised of outstanding expenses and accrued commissions due as of December 31, 2005.

NOTE 8. COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

SUPPLEMENTAL INFORMATION

ASHTON CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total stockholders' equity from statement of financial condition		$ 44,231
Less: Non-allowable assets		
Deferred income tax asset	$ 22,200	
Total non-allowable assets		(22,200)
NET CAPITAL		$ 22,031
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $12,151 pursuant to Rule 15c3-1		$ 810
Minimum dollar per capital requirements of reporting broker/dealer		$ 5,000
Minimum net capital requirements of reporting broker/dealer		$ 5,000
EXCESS NET CAPITAL		$ 17,031
Computation of Aggregate Indebtedness		
Accounts payable		$ 12,151
Percentage of aggregate indebtedness to net capital		55.15%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

Board of Directors
Ashton Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ashton Capital Management, Inc. for the year ended December 31, 2005 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 3, 2006